Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2) Name of shareholder having a major interest

BRANDES INVESTMENT PARTNERS LP

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF SHAREHOLDER NAMED IN TWO ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

520 CUSTODIAN BANKS

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

NOT DISCLOSED

7) Number of shares/amount of stock disposed

NOT DISCLOSED

8) Percentage of issued class

NOT DISCLOSED

9) Class of security

ORDINARY SHARES OF £1

10) Date of transaction

NOT DISCLOSED

11) Date company informed

17 NOVEMBER 2003

12) Total holding following this notification

75,696,404 ORDINARY SHARES AND 10,717,638 AMERICAN DEPOSITORY RECEIPTS

13) Total percentage holding of issued class following this notification

9.95%

14) Any additional information

–

15) Name of contact and telephone number for queries

SCOTT IRVINE 020 7009 5258

16) Name and signature of authorised company official responsible for making this notification

Date of notification 18 NOVEMBER 2003